Exhibit A

Press Release
Ceragon Networks Aligns Operations – March 15, 2011

Ceragon Networks Aligns Integrated Operations with Market Requirements

Integrated organization combines focus on customers’ unique challenges with operational efficiency and responsiveness

Paramus, New Jersey, March 15, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, today announced detailed plans to optimize its organizational structure following the acquisition of Nera Networks in January 2011. The new organizational structure consists of three solution groups – Short Haul Solutions, Long Haul Solutions and Projects & Services – supported by a global sales organization.  Dedicated resources within each group will provide Ceragon with the ability to respond quickly with the best solution and stay close to its customers. As part of this process, Ceragon will reduce its workforce by approximately 200 full-time positions, which will enable the company to achieve its target level of operating expense in the combined business.

The Short Haul Solutions group will focus on products and solutions in the Access and Aggregation backhaul segments. This group will be led by Hagai Zyss, previously Ceragon’s EVP of Research & Development.

The Long Haul Solutions group will focus on trunk and multi-carrier solutions for long haul and wireless backbone applications. This group will be led by Eyal Assa, previously Ceragon’s EVP & COO Sales.

The Projects & Services group will focus on providing a complete turnkey project offering including engineering, installation, commissioning and project management services. This group will be led by Ole Lars Oye, previously the Senior Vice President, Global Projects at Nera Networks

Supporting these three groups will be a Corporate Marketing organization lead by Udi Gordon. Worldwide sales will be organized under the Global Business organization led by Eran Westman in six geographies.

•	North America, headed by Ms. Jayne Leighton

•	South America, headed by Mr. Billy Cain

•	Asia Pacific, led by Mr. Peter Humphreys

•	India, led by Mr. Ram Prakash Tripathi

•	Europe, led by Mr. Thomas Knudsson

•	Africa, led by Mr. John Earley

“One of the major benefits of merging with Nera is the complementary nature of the two companies.  In combining the two organizations, our challenge is to capitalize on these complementary characteristics, while also identifying sufficient synergies to reach an appropriate operating expense level for the company,” said Ira Palti, President and CEO of Ceragon Networks. “During the integration, we identified the areas where Nera is adding a higher level of operating expenses - and we also have been able to identify a similar amount of additional efficiencies. Therefore, we are retaining our original target for operating expenses once the integration is completed.

“It is always difficult to lose talented people, even as a result of job redundancies. This move will enable Ceragon to achieve our objective of creating a fully-integrated global organization, consisting of 1,200 employees, strategically aligned to focus on our customer needs.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .